--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                   FORM 40-F
U

(Check One)
    [ ]      Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

             or

    [X]      Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

             For the fiscal year ended December 31, 2000     Commission File Number 001-13475

                      ------------------------------------
                     RITCHIE BROS. AUCTIONEERS INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

       NOT APPLICABLE                      CANADA                      NOT APPLICABLE
(Translation of Registrant's         (Province or Other               (I.R.S. Employer
    Name Into English (if             Jurisdiction of            Identification Number (if
         Applicable)                  Incorporation or                  Applicable)
                                       Organization)

                                      7389
    (Primary Standard Industrial Classification Code Number (if Applicable)

    9200 BRIDGEPORT ROAD, RICHMOND, BRITISH COLUMBIA V6X 1S1 (604) 273-7564 (Address and Telephone Number of Registrant's Principal Executive Offices)

   LAWCO OF OREGON, INC. 1211 S.W. FIFTH AVENUE, SUITE 1500, PORTLAND, OREGON
                           97204-3715  (503) 727-2000
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

    TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                           -----------------------------------------
    Common Shares.............................    New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                 NOT APPLICABLE
                                (Title of Class)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 NOT APPLICABLE
                                (Title of Class)
     For annual reports, indicate by check mark the information filed with this
Form:

[X] Annual information form                [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           COMMON SHARES: 16,748,563

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Act. If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ] 82-                                No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                                    No [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                          RITCHIE BROS. AUCTIONEERS INCORPORATED


                                          By: /s/ ROBERT S. ARMSTRONG
                                              ----------------------------------
                                              Name: Robert S. Armstrong
                                              Title: Corporate Secretary

Date: March 23, 2001

                                 EXHIBIT INDEX

                                                                             SEQUENTIALLY
EXHIBIT NO.                           DESCRIPTION                           NUMBERED PAGES
-----------                           -----------                           --------------
     1.       Annual Information Form of the Registrant dated March 23,
              2001 (which includes Management's Discussion and Analysis of
              Financial Condition and Results of Operations for the year ended December 31, 2000).

     2. The following audited consolidated financial statements of the Registrant, together with the independent auditors' report dated February 16, 2001 of KPMG LLP, Chartered
              Accountants:

              a.   Consolidated Statements of Income for the years ended
                   December 31, 2000, 1999 and 1998.

              b.   Consolidated Balance Sheets as of December 31, 2000 and
                   1999.

              c. Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, December 31, 1999 and
                   1998.

              d. Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

              e. Notes to Consolidated Financial Statements (which includes reconciliation with United States generally accepted accounting principles).

     3.       Consent dated March 23, 2001 of KPMG LLP, Chartered
              Accountants.

                                 EXHIBIT NO. 1
                     RITCHIE BROS. AUCTIONEERS INCORPORATED

          ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2000

                                 March 23, 2001

                     Ritchie Bros. Auctioneers Incorporated
                              9200 Bridgeport Road
                           Richmond, British Columbia
                                 Canada V6X 1S1
                                 (604) 273-7564
                               www.rbauction.com

                                       1-1

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Definitions.................................................   1-3
The Company.................................................   1-4
  Overview..................................................   1-4
  History and Development of the Business...................   1-5
  Industry..................................................   1-5
  Competitive Advantages....................................   1-6
  Growth Strategies.........................................   1-8
  Operations................................................   1-9
  Marketing and Sales.......................................  1-11
  Competition...............................................  1-12
  Facilities................................................  1-12
  Employees.................................................  1-13
  Governmental and Environmental Regulations................  1-13
  Legal Proceedings.........................................  1-13
Selected Consolidated Financial Information.................  1-14
  Three Year Summary........................................  1-14
  Segmented Information.....................................  1-15
Dividend Policy.............................................  1-15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  1-16
  Overview..................................................  1-16
  Results of Operations.....................................  1-17
  Liquidity and Capital Resources...........................  1-18
  Quarterly Summary.........................................  1-19
  Forward-Looking Statements................................  1-19
Risk Factors................................................  1-20
Market for Securities.......................................  1-23
Directors and Officers......................................  1-23
Additional Information......................................  1-24

                                       1-2

                                  DEFINITIONS

     Unless the context otherwise requires, "Ritchie Bros." or the "Company" refers to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in U.S. Dollars.

     As used in this Annual Information Form,

     - "auction revenues" include commissions earned from consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal;

     - "bidder" refers to a person or company that registers to bid at an auction;

     - "buyer" refers to a person or company that makes the highest bid on a particular lot and is therefore the purchaser of that lot;

     - "Common Shares" means the common shares, without par value, of the Company;

     - "consignor" refers to a person or company that is selling a lot or lots at an auction;

     - "Forke" refers to Forke, Inc. and its predecessor entities, either alone or together with its subsidiaries;

     - "gross auction sales" represent the aggregate selling prices of all lots sold at an auction or auctions; and

     -  "lot" refers to an item being sold at auction.

                                       1-3

This Annual Information Form contains forward-looking statements that involve risks and uncertainties.

For further information, refer to the "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                  THE COMPANY

     Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. The registered office of the Company is located at 1300 -- 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. The Company's executive office is located at 9200 Bridgeport Road, Richmond, British Columbia, Canada V6X 1S1 and its telephone number is (604) 273-7564. The Company maintains a website at www.rbauction.com.

     The following diagram illustrates the primary intercorporate relationships of the Company and its principal operating subsidiaries:

                 [PRIMARY INTERCORPORATE RELATIONSHIPS DIAGRAM]

---------------

Notes:

1. Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2. Ritchie Bros. Holdings Inc. is a corporation amalgamated under the laws of the state of Washington, U.S.A.

3. Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4. Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5. Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6. Ritchie Bros. Auctioneers Limited is a corporation incorporated under the laws of Cyprus.

7. Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

8. Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

OVERVIEW

     Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through more than 80 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through public auctions, a broad range of used industrial equipment, including equipment used in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Ritchie Bros. conducts its auctions on an unreserved basis. There are no minimum prices and consignors are not permitted to bid on their own equipment or in any way artificially affect selling prices. Every item is sold to the highest bidder on the day of the auction.

     The Company's worldwide marketing efforts and reputation for conducting fair auctions, together with the fact that it does not charge buyers' premiums, enable Ritchie Bros. to attract a broad international base of customers to its auctions, thereby providing a global marketplace that can transcend local market conditions. Management believes that the Company's reputation and leading market position, as well as the breadth and

                                       1-4
international composition of the customers at Ritchie Bros.' auctions, result in a greater volume of consigned equipment and higher gross auction sales than in other auction venues.

HISTORY AND DEVELOPMENT OF THE BUSINESS

     Ritchie Bros. held its first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While the Company's early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960's.

     By 1970, the Company had established operations in the U.S. and held its first U.S. sale in Beaverton, Oregon. Throughout the 1970's and 1980's, additional auctions were held across Canada and in an increasing number of American states. In 1987, the Company held its first European auctions, in Liverpool, U.K. and Rotterdam, the Netherlands. Ritchie Bros.' first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in countries including Japan, the Philippines and Singapore. The Company held its first Mexican auction in 1995 and its first Middle Eastern auction, in Dubai, U.A.E. in 1997.

     In 1994, Ritchie Bros. introduced its prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. The Company has since constructed similar buildings in various locations in Canada, the U.S., Europe, Australia, Asia and the Middle East.

     The Company has always used available technologies to augment its live auctions and enhance customer service. Ritchie Bros. maintains a website at www.rbauction.com and has been active on the Internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to communicate with international customers who otherwise would not have timely access to auction information. The Company's current website provides customers with a wide range of features, giving customers current information about the equipment consigned to upcoming Ritchie Bros. auctions and access to historic selling prices. The site also facilitates Internet-based proxy bidding, on-line consignments and the ability to broadcast live auctions.

     In March 1998, Ritchie Bros. completed its initial public offering (the "IPO") of Common Shares, selling 3,335,000 Common Shares at $17.00 per share. The Company allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Ritchie Bros.' Common Shares trade on the New York Stock Exchange under the ticker symbol "RBA".

     On April 1, 1999, Ritchie Bros. completed the acquisition (the "Forke Acquisition") of the industrial auction business of Forke, a major auctioneer of industrial equipment that operated primarily in the United States. Consideration paid to Forke consisted of $25.0 million in cash, 100,000 Common Shares and warrants to acquire 400,000 Common Shares prior to April 1, 2001 at an exercise price of $26.69 per share.

     In 2000, the Company opened new auction facilities at its permanent auction sites in Perris, California; Morris, Illinois; and Montreal, Quebec and regional auction units in Dubai, United Arab Emirates and Singapore. As at December 31, 2000, the Company was operating 20 permanent auction sites and five regional auction units.

INDUSTRY

     Ritchie Bros. operates in the auction segment of the used equipment marketplace. It is estimated by industry observers that there is approximately $1 trillion of used industrial equipment in circulation worldwide, and that an estimated $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly or through dealers and brokers. The international used equipment market includes both mobile and stationary equipment and trucks and trailers produced by manufacturers such as Caterpillar, Hitachi, Ingersoll Rand, John Deere, Kenworth, Komatsu, Mack and Volvo for the construction, mining, forestry, petroleum, agriculture and transportation industries, among others. Examples of industrial equipment include crawler tractors, excavators, loader backhoes and wheel loaders. Much of the equipment can be used in multiple industries and in diverse geographic locations.

                                       1-5

     Growing Market for Used Industrial Equipment. The international used industrial equipment market has experienced substantial growth in recent years as a result of the following factors:

     - An increasing, cumulative supply of used equipment, as a result of the substantial ongoing production of new industrial equipment by the major manufacturers.

     - Rising turnover rates among equipment owners and sales of idle or underutilized equipment, resulting from the increase in the size of rental fleets as well as the global trends toward outsourcing and reducing investment in capital assets.

     - Increasing preference of equipment users to purchase high quality used equipment instead of purchasing new equipment, particularly in times of economic uncertainty.

     Growth of the Auction Segment of the Used Industrial Equipment Market. The industrial equipment auction market has grown rapidly in recent years, as evidenced by the Company's own gross auction sales. Management believes that auctions represent an increasingly important distribution channel for industrial equipment for the following reasons:

     - The ability of auctioneers to market a wide range of equipment and related assets and therefore offer a comprehensive service to buyers and sellers.

     - The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and to maximize proceeds.

     - The ability of auctioneers to deliver high net proceeds on the sale of equipment.

     - The convenience of the auction marketplace to buyers, who often want to purchase many different types of equipment produced by different manufacturers.

     Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the used equipment market and the auction segment of that market, management believes that there are certain compelling characteristics of the industrial equipment auction business model:

     - The industrial equipment auction business is relatively insulated from cyclical economic trends. In many cases, economic fluctuations or downturns can lead to increased levels of used equipment for consignment, and in greater demand for used, rather than new, equipment. For example, Ritchie Bros.' gross auction sales increased during the economic recessions of the 1980's and 1990's.

     - Industrial equipment auctioneers typically are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in particular geographic regions. As a result, auction companies can respond quickly to changing market forces and address a variety of customer demands.

     - Auction companies do not typically bear the risks associated with holding inventory over extended periods.

     - The industrial equipment auction industry is highly fragmented and no other industrial auctioneer conducts auctions on a global scale similar to Ritchie Bros.

     - Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

COMPETITIVE ADVANTAGES

     Ritchie Bros. has several key strengths that provide distinct competitive advantages. Management believes that these advantages have enabled the Company to attract an increasing number of consignors and bidders to its auctions, thereby achieving significant and profitable growth.

     Reputation for Conducting Only Unreserved Auctions. Management believes that the Company's highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to the

                                       1-6

Company's growth and success. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum prices; each and every item is sold to the highest bidder on the day of the auction. Each consignor is prohibited by contract from bidding on its own consigned items at the auction or in any way artificially affecting the auction result. In addition, the Company adheres to a policy prohibiting it from artificially affecting the auction result by bidding on any items being auctioned. Each bidder has confidence that if he or she makes the highest bid for an item, even if that bid is less than the item's anticipated sale price, the item will be sold to that bidder. Management believes that Ritchie Bros.' reputation for conducting only unreserved auctions is a major reason why bidders are willing to travel to a Ritchie Bros. auction, making the Company's commitment to the unreserved auction method a significant competitive advantage.

     Ability to Transcend Local Market Conditions. Ritchie Bros. markets each auction to a global customer base of potential bidders. Because bidders are willing to travel between regions and countries in order to attend Ritchie Bros.' auctions, consignors have confidence that they will receive the world market price for their equipment. Due to the Company's ability to attract a global bidding audience, the market conditions of the local region do not necessarily dictate the results of its auctions. Buyers from outside the region in which the auction is being held may account for 50% or more of the gross auction sales at a Ritchie Bros. auction. Management believes that this breadth of participants generally enables Ritchie Bros. to transcend local market conditions and to sell equipment at world market prices.

     International Scope. Ritchie Bros. has substantial expertise in marketing, assembling and conducting auctions in new international markets. The Company has experience in currency exchange risk management, import and export regulatory issues, local political and economic issues, licensing and other regulatory requirements, and cultural and business traditions in the international markets in which it operates. Ritchie Bros. has conducted auctions in 19 countries and regularly holds auctions in North America, Europe, Asia, Australia and the Middle East.

     Proprietary Databases. Ritchie Bros. maintains sophisticated databases containing information on over one million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices, and listings of stolen equipment. These databases and the Company's centrally-controlled appraisal process gives the Company the confidence to offer consignors gross guarantee and outright purchase contracts and enables the Company to manage the risks associated with such contracts. Together with the Company's unique and comprehensive information regarding the flow of equipment coming to market, these databases give Ritchie Bros. the opportunity to identify market trends and develop marketing initiatives in response to those trends.

     The Company also maintains a proprietary customer information database containing information regarding potential bidders. This database contains detailed information on over 340,000 companies and individuals from over 190 countries, including each customer's auction attendance, trade association memberships, buying and travel habits, and sales tax and banking information. This database allows the Company to identify potential customers that might be interested in the equipment being sold at any particular auction.

     Size and Financial Resources. Ritchie Bros. is the world's leading auctioneer of industrial equipment. In addition to its strong market position, the Company also has the financial resources to offer gross guarantee and outright purchase contracts, invest in new technologies and expand into new markets. Management believes that these are significant competitive advantages.

     Dedicated and Experienced Workforce. Ritchie Bros.' dedicated and motivated employees are an important strength of the Company. The Company has over 500 full-time employees. All employees participate in a performance bonus plan tying their overall compensation to corporate and personal performance, and none are compensated on a commission basis.

                                       1-7

GROWTH STRATEGIES

     Ritchie Bros. intends to continue its growth primarily by further committing to markets and regions that the Company has already explored and developed, and in which the Company expects to be profitable, and additionally by moving into new areas in stages. Some of the key elements of Ritchie Bros.' growth strategy are highlighted below.

1.   Increase the Customer Base

     The Company has a database of over 340,000 companies and individuals in 190 countries, and is continually working to expand it.

2.   Expand the Network of Auction Sites

     The Company plans to continue expanding its international network of auction facilities. In most cases, a five-stage approach is followed:

     STAGE 1: Identify patterns of bidder travel and the regions that are home to new bidders and equipment owners.

     STAGE 2: Hold auctions at temporary "off-site" locations in those regions in order to introduce the Company's auctions to more people.

     STAGE 3: Establish a modest sales office and staff it with one or two territory managers, who will develop the region, hold additional off-site auctions and source equipment for other sites.

     STAGE 4: Develop a Regional Auction Unit. At this stage the Company typically leases a yard, deploys additional people and generally holds auctions every three to six months.

     STAGE 5: In areas where the Company's market assessment leads it to expect an appropriate return on investment, the Company purchases land and constructs purpose-built auction facilities. These Permanent Auction Sites allow Ritchie Bros. to hold larger auctions with lower costs.

     By establishing itself in its local market and by holding frequent and regularly scheduled auctions at its permanent site, the Company is able to enhance its profitability. The Company is currently proceeding with several site development projects. In 2001, the Company expects to open a new head office facility in Richmond, British Columbia, and new permanent auction sites to replace existing auction sites in Phoenix, Arizona; Edmonton, Alberta; and Prince George, British Columbia. Also in 2001, the Company plans to open a new permanent auction site to replace the regional auction unit in Baltimore, Maryland, and in 2002, the Company has tentative plans to open a permanent auction site in Orlando, Florida.

3.   Expand Geographic Reach

     The Company intends to continue the geographic expansion of its operations by (i) establishing additional auction operations in markets where it has developed a strong long-term presence, such as parts of the United States and Canada; (ii) increasing its presence in newer markets, such as Europe, Asia, Australia and the Middle East, where it has ongoing business; and (iii) entering new markets such as South America and Africa. Regions outside North America represent the majority of the global marketplace for used industrial equipment and management believes that these markets offer growth opportunities for Ritchie Bros.

4.   Expand into Related Markets

     To increase sales of agricultural equipment and over-the-road trucks and trailers, the Company has been hiring people with expertise in both of these market segments and adding "truck days" and "ag days" to some of its auctions. Both segments are complementary to Ritchie Bros. core business and allow it to increase the utilization of its auction facilities.

                                       1-8

5.   Recruit, Train and Develop the Best People

     Closely related to its other growth strategies is the Company's plan to build and train its team of sales representatives and support personnel.

6.   Use the Internet to Enhance our Business

     The Internet is a valuable tool that the Company uses to differentiate itself from competitors. The Company's strategy is to use the Internet to enhance, rather than replace, its auctions.

     Ritchie Bros. broadcasts selected auctions over the Internet using the rbauctionView service on its website. It has also successfully tested real-time Internet bidding software. This rbauctionBid-Live service, which the Company plans to refine and improve in 2001, is a complement to the rbauctionBid-Proxy service that has been in place since 1999 and which allows bidders to place proxy bids via the Internet.

     During 2000 the Company also launched the rbauctionRe$ults service, giving customers access to historic auction results.

OPERATIONS

     Ritchie Bros. auctions are conducted by employees based at the Company's offices in North and Central America, Europe, Asia, Australia, Africa and the Middle East. In 2000, approximately 85% of the Company's auctions were held at permanent auction sites or regional auction units. The remaining 15% were "off-site" auctions, typically held on leased or consignor-owned land. The decision of whether to hold a particular auction at a Ritchie Bros. site or at an off-site location is driven by the nature, amount and location of the equipment to be sold.

     The Company holds over 100 auctions a year in locations around the world. A Ritchie Bros. auction typically brings together more than 1,000 buyers and sellers from multiple regions. Every Ritchie Bros. auction, regardless of location, is conducted in a consistent manner so that bidders from one country are comfortable attending an auction in another country.

     In 1994, the Company developed a specialized auction site design as a model for its permanent sites. To date, this model and variations on it have been used to construct sites in several locations in North America as well as Europe, Australia, Asia and the Middle East. The main building on each site typically consists of up to 25,000 square feet including offices, covered theatre style seating for up to 900 bidders, an auction display area, space for bidder registration, catering and restrooms, and meeting areas for representatives from transportation companies, finance companies and customs brokers.

     Management believes that Ritchie Bros.' auctions generally draw a larger number of bidders than most other industrial equipment auctions. The large bidder audiences, including international bidders, increases the likelihood of world market prices being achieved, thereby maximizing the proceeds on the sale of equipment. Greater volume and selection of consigned equipment at an auction, in turn, attracts more bidders to the auction in a process that is self-reinforcing. The following are some of the key elements of Ritchie Bros.' auction process:

     Attracting the Bidders. The Company's customer database contains comprehensive and detailed information regarding potential bidders that, in the view of management, significantly enhances the Company's ability to effectively market its auction services. This proprietary database contains information on over 340,000 companies and individuals from over 190 countries including each customer's auction attendance, trade association memberships, buying and travel habits and sales tax and banking information. This database allows the Company to identify which customers might be interested in the equipment being sold at a particular auction. Typically, prior to each auction, approximately 50,000 strategically selected customers receive full-color auction brochures for that particular auction. In conjunction with this direct mail campaign, the Company conducts targeted regional and industry-specific advertising and marketing campaigns. In addition, information about all of the consigned equipment is posted on the Ritchie Bros. web site where potential bidders can review the information and selected photographs.

                                       1-9

     Management believes that assembling a wide selection of equipment displayed in a central location is a critical element of a successful auction of used equipment. The Company's carefully planned layout of the auction yard enables bidders to evaluate and compare the equipment. Easy access to the equipment, repair records and other relevant information allows bidders to determine the fair value of the equipment and bid with confidence.

     Attracting the Equipment. The Company solicits equipment consignments of any magnitude, ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. While the majority of the Company's gross auction sales comes from items that sell for less than $100,000, the Company also sells items with values exceeding $500,000. For substantial consignments, Ritchie Bros.' comprehensive services typically begin with an equipment appraisal that gives the prospective consignor a reliable and credible estimate of the value of the appraised equipment.

     Ritchie Bros.' willingness to take consignment of a customer's full equipment fleet (and all ancillary assets, including inventories, parts, tools, attachments and construction materials), rather than only the most desirable items, is another important service offered by Ritchie Bros. to the consignor.

     Attractive Contract Options. Ritchie Bros. offers consignors several contract options to meet their individual needs. These can include a straight commission contract whereby the seller receives the gross proceeds on the sale minus an agreed commission rate, as well as alternate arrangements including guaranteed proceeds or an outright purchase of the equipment.

     Straight Commission. Under a straight commission consignment, Ritchie Bros. earns a commission based on the auction sale price of the equipment. The commission rate is negotiated on a consignor-by-consignor basis. Straight commission consignments typically represent approximately two-thirds of the Company's gross auction sales.

     Gross Guarantee. Under this type of consignment, Ritchie Bros. guarantees the consignor a minimum level of gross sale proceeds, regardless of the actual results of the auction. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of any proceeds in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company would not earn its full commission or, if sufficiently lower, the Company would incur a loss.

     Outright Purchase. Under the outright purchase method, Ritchie Bros. purchases the equipment from the consignor and then auctions the equipment as principal.

     Ritchie Bros.' commission structure reflects the degree of risk assumed by the Company with respect to the equipment being sold. In general, on similar packages of equipment, lower commissions are charged for straight commission sales than for gross guarantee sales. In the case of outright purchases, pricing takes into account the risk of ownership that is assumed by the Company. Management believes that the Company's ability to offer these alternatives is a significant competitive advantage that helps the Company promote the unreserved auction method of buying and selling used equipment and, in particular, the use of Ritchie Bros. auctions.

     Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment and upon receipt of a security interest in the equipment to secure the obligation.

     Value-Added Services. Ritchie Bros. provides a wide array of services to make the auction process convenient for buyers and sellers of equipment:

     - Ritchie Bros. personnel perform extensive title searches on the equipment consigned and the Company warrants free and clear title on each piece of equipment that it sells, up to the purchase price paid by the buyer.

                                       1-10

     - Equipment being offered at the auction is available for inspection by prospective buyers or their representatives prior to the auction and service records are made available for inspection. Where possible, prospective buyers are put in touch with the consignors so that bidders can conduct their own investigations before bidding.

     - Regular customers are invited to become "Express Bidders" and thereby benefit from expedited check-in procedures. Additional privileges are extended to the Company's largest customers.

     - To assist bidders with their prospective purchases, Ritchie Bros. arranges for representatives of finance companies, transportation companies, customs brokerages and other service providers to be present at the auction site.

     - Where relevant, translation services are provided and in some cases, the auctioneer's current "bid" number is displayed on large screens (in multiple currencies, if necessary).

     - A reception is typically held on the evening before the auction to give customers a chance to network among themselves and meet various Company representatives.

     - The Company contracts with selected painters and other trade service providers at each of its auction sites and often provides facilities for on-site cleaning and refurbishment of equipment.

     - Ritchie Bros. handles all marketing, the collection and disbursement of auction proceeds and the coordination of payments to lienholders.

     - The Company arranges for on-site catering, public telephones and other services.

MARKETING AND SALES

     As at December 31, 2000, the Company employed approximately 180 regional, area and territory managers. These representatives are deployed by geographic region around the world. Each territory manager is primarily responsible for the development of customer relationships and solicitation of consignments in the manager's region. Each territory manager is also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of the Company's employees is paid a commission. Territory managers, and all other Ritchie Bros. employees, are compensated by a combination of base salary and performance bonus.

     In support of Ritchie Bros. territory managers, the Company follows a dual marketing strategy, promoting both Ritchie Bros. and the auction industry in general, and marketing specific auctions. The dual strategy is designed to attract both consignors and bidders. These advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. The Company also participates in international, national and local trade associations. The auction specific advertising consists of the production and mailing of full color pictorial auction brochures to a targeted selection from the Company's proprietary database of over 340,000 companies and individuals. Trade journal, newspaper, radio and television advertising augment the effort. In addition, the Company's website is updated daily by the addition of major items committed that day to upcoming auctions, and gives customers access to auction brochures, catalogs and other marketing materials.

     In addition to regional marketing through its territory managers, the Company markets through its national accounts team to large national customers, typically consisting of major equipment owners (such as rental companies), manufacturers or finance companies who have recurring, large scale equipment disposition requirements in various regions and countries and can therefore benefit from Ritchie Bros.' international network of auction sites.

     Building strong name recognition throughout its target markets is an important part of the Company's marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Ritchie Bros. corporate name and logo through consistent design elements in its advertising, signage, facilities and employee uniforms.

                                       1-11

COMPETITION

     Both the international used equipment market and the auction segment of that market are highly fragmented. The Company competes for potential consignors with other auction companies and with equipment dealers (both franchised and independent) and brokers. When competing for potential purchasers of equipment, the Company competes against other auction companies, equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies.

     The Company believes that the principal competitive factors in the industrial equipment market are reputation, customer service, commission pricing and structure, and the ability to deliver the highest net return to the equipment seller.

     While Ritchie Bros. is significantly larger than its largest auction competitor, some of the other distributors and marketers of equipment that compete against the Company have significantly greater financial and marketing resources and name recognition than the Company.

FACILITIES

     Ritchie Bros.' head office is located in Richmond, B.C., Canada. Ritchie Bros. also operates the Company's main administrative office for U.S. operations in Lincoln, Nebraska.

     With respect to auction sites, the Company attempts to establish sites in industrial areas close to major cities. Although the Company leases some temporary auction sites, the Company prefers to purchase land and construct purpose-built facilities once it has determined that a region can generate sufficient gross auction sales. The following table lists Ritchie Bros.' permanent sites and sites under development as at December 31, 2000:

                                          YEAR PLACED IN SERVICE    SIZE
LOCATION                                     BY RITCHIE BROS.      (ACRES)   STATUS
--------                                  ----------------------   -------   ------
United States
  Albuquerque, New Mexico...............           1999              16
  Atlanta, Georgia......................           1996              40
  Denver, Colorado......................           1985              39
  Fort Worth, Texas.....................           1994              90
  Houston, Texas........................           1993              25
  Minneapolis, Minnesota................           1991              29
  Morris, Illinois......................           2000              95
  North East, Maryland..................                             55      scheduled to open in 2001
  Ocala, Florida........................           1999              64
  Olympia, Washington...................           1994              26
  Perris, California....................           2000              66
  Phoenix, Arizona......................           1987               9      scheduled to be replaced
                                                                             in 2001
  Phoenix, Arizona......................                             48      scheduled to open in 2001
  Statesville, North Carolina...........           1999              40
Canada
  Edmonton, Alberta.....................           1976              24      scheduled to be replaced
                                                                             in 2001
  Edmonton, Alberta.....................                            125      scheduled to open in 2001
  Halifax, Nova Scotia..................           1997              26
  Montreal, Quebec......................           2000              60
  Prince George, British Columbia.......           1980              32      scheduled to be replaced
                                                                             in 2001
  Prince George, British Columbia.......                             60      scheduled to open in 2001
  Toronto, Ontario......................           1998              65
  Vancouver, British Columbia...........           1979               8
Other
  Brisbane, Australia...................           1999              42
  Rotterdam, The Netherlands............           1999              53

                                       1-12

     Certain of these properties are subject to encumbrances granted as security for term loans of the Company.

     The Company also owns property in addition to the acreage noted on certain of the above auction sites, which may be available for future expansion or sale.

     In addition to these locations, the Company operates regional auction units, which have been conducting recurring auctions, typically on leased premises, located in Baltimore, Maryland (being replaced by the new site in North East, Maryland), Toluca, Mexico; Stockton, California; Singapore; and Dubai, United Arab Emirates.

EMPLOYEES

     The Company employed approximately 515 full-time staff at December 31, 2000. The Company also employs up to 1,000 part-time employees each year. The Company expects to increase its customer service and auction yard employees as it expands its operations. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS

     In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, the Company is subject to various local zoning requirements with regard to the location of its auction sites, which vary from location to location.

     Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its site acquisitions, the Company obtains Phase I environmental assessment reports prepared by independent environmental consultants. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

     The Company believes that it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on the Company's ability to conduct its business.

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

                                       1-13

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (included elsewhere in this Annual Information Form) and the Company's audited financial statements for the year ended December 31, 2000. All dollar amounts in the table are in thousands, except per share data.

THREE YEAR SUMMARY

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                2000         1999         1998
                                                             ----------   ----------   ----------
INCOME STATEMENT DATA:
Auction revenues...........................................  $  106,125   $  104,624   $   94,899
Direct expenses............................................     (17,936)     (17,469)     (16,010)
                                                             ----------   ----------   ----------
                                                             88,189....       87,155       78,889
Depreciation...............................................      (7,761)      (5,581)      (2,752)
General & administrative expense...........................     (52,942)     (47,346)     (39,315)
                                                             ----------   ----------   ----------
Income from operations.....................................      27,486       34,228       36,822
Interest expense...........................................      (3,378)      (1,705)      (1,569)
Other income...............................................       1,252        1,209        3,251
                                                             ----------   ----------   ----------
Income before income taxes.................................      25,360       33,732       38,504
Income taxes...............................................      (8,155)     (11,452)     (13,670)
                                                             ----------   ----------   ----------
Net income.................................................  $   17,205   $   22,280   $   24,834
                                                             ==========   ==========   ==========
Net income per share -- basic..............................        1.03         1.34         1.56
Net income per share -- diluted............................        1.01         1.31         1.54
US GAAP -- Net income......................................  $   17,205   $   22,280   $   24,814
                                                             ==========   ==========   ==========
US GAAP -- Net income per share -- basic...................        1.03         1.34         1.56
US GAAP -- Net income per share -- diluted.................        1.02         1.32         1.54
Weighted average number of shares outstanding(1)
  -- Basic.................................................  16,743,433   16,686,595   15,918,214
  -- Diluted...............................................  16,860,863   16,912,319   16,096,705

BALANCE SHEET DATA (END OF PERIOD):
Working capital (including cash)...........................  $   30,857   $   25,980   $   49,149
Total assets...............................................     268,353      216,146      152,593
Long term debt.............................................      57,821       35,728        8,768
Total shareholders' equity.................................     148,764      134,395      104,172

SELECTED OPERATING DATA:
Gross auction sales(2).....................................  $1,232,974   $1,170,529   $1,087,800
Auction revenues as percentage of gross auction sales......        8.61%        8.94%        8.72%
Number of consignors.......................................      18,177       16,185       14,432
Number of buyers...........................................      41,940       38,958       34,613
Number of permanent auction sites (end of period)..........          20           17           13

Notes:
---------------

(1) Diluted weighted average shares outstanding has been determined in accordance with US GAAP.

(2) Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros.' auctions. Gross auction sales are not a measure under Generally Accepted Accounting Principles but are important to understanding the financial results of the Company, since the amount of revenues and, to a lesser extent, certain expenses, are dependent upon them.

                                       1-14

SEGMENTED INFORMATION

     The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment. In 2000, auction revenues derived from auction sales in the United States represented 62.6% of the Company's total auction revenues.

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                                     UNITED STATES   CANADA     OTHER    COMBINED
                                                     -------------   -------   -------   --------
                                                            (DOLLAR AMOUNTS IN THOUSANDS)
Year ended December 31, 2000
  Auction revenues................................     $ 66,425      $18,517   $21,183   $106,125
  Capital assets and goodwill.....................      109,376       30,005    31,356    170,737
Year ended December 31, 1999
  Auction revenues................................     $ 64,766      $17,110   $22,748   $104,624
  Capital assets and goodwill.....................       94,662       17,463    30,101    142,226
Year ended December 31, 1998
  Auction revenues................................     $ 49,747      $16,105   $29,047   $ 94,899
  Capital assets..................................       31,529        9,203    20,592     61,324

                                DIVIDEND POLICY

     The declaration and payment of dividends on the Common Shares will be subject to the discretion of the Board of Directors and the retention of sufficient cash to fund the Company's growth initiatives. Because Ritchie Bros. is a holding company with no material assets other than the shares of its subsidiaries, its ability to pay dividends on the Common Shares is dependent on the income and cash flow of its subsidiaries. No financing agreements to which the subsidiaries of Ritchie Bros. are party currently restrict those subsidiaries from paying dividends to Ritchie Bros. The Company has not declared or paid any dividends on the Common Shares since its IPO.

                                       1-15

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the year ended December 31, 2000 compared to the year ended December 31, 1999. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 9 to the consolidated financial statements, result in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At December 31, 2000, the Company operated from over 80 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     During 2000 the Company held its first auction in Spain and opened sales offices in Spain, Saudi Arabia, Jordan, and several cities in North America. In addition, new permanent auction sites were opened in Perris, California; Morris, Illinois; and Montreal, Quebec. The Company also opened new auction facilities at its regional auction units in Dubai, the United Arab Emirates and Singapore. Also during 2000, the Company

                                       1-16
purchased 318 acres of land (with plans to develop approximately 125 acres) in Edmonton, Alberta with the intention of constructing a permanent auction site to service the Edmonton market. The new site is expected to replace the existing 24-acre Edmonton permanent auction site in the second half of 2001. The Company also purchased two acres of land in Richmond, British Columbia with the intention of constructing a new administrative head office building. The new head office is expected to be complete in June 2001.

     Also during 2000 the Company hosted several live auction broadcasts over the Internet and continued its work on other Internet initiatives designed to enhance the Company's auction business.

RESULTS OF OPERATIONS

Auction Revenues

     Auction revenues of $106.1 million for the year ended December 31, 2000 increased by $1.5 million, or 1.4% from 1999 due to increased gross auction sales, partially offset by a lower average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $1.23 billion for the year ended December 31, 2000 increased $62.4 million, or 5.3%, over the prior year, primarily as a result of increased gross auction sales in Canada and the United States, partially offset by decreased gross auction sales in other parts of the world. Results for 2000 included significant auctions in Fort Worth, Texas; Ocala, Florida; Toronto, Ontario and in the Port of Moerdijk, the Netherlands. In addition, the Company held its first auction in Spain. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the year ended December 31, 2000, the auction revenue rate of 8.61% was lower than the long-term, average and lower than the 8.94% rate experienced in the year ended December 31, 1999. Management's expectations with respect to the long-term average auction revenue rate remain unchanged.

Direct Expenses

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to Direct expenses of $17.9 million for the year ended December 31, 2000 increased by $0.5 million compared to 1999 due to increased auction activity generated by the Company in 2000. As a percentage of gross auction sales, direct expenses were 1.45% for the year ended December 31, 2000, roughly consistent with the 1.49% ratio experienced in the prior year. Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.5% in 2001.

Depreciation and Amortization Expense

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the year ended December 31, 2000, depreciation and amortization expense was $7.8 million, compared to $5.6 million in 1999. This increase is the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

General and Administrative Expense

     General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 2000, the Company incurred G&A of $52.9 million, as compared to $47.3 million in 1999. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with a Company-wide meeting held in January 2000. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company's growth plans and other factors.

                                       1-17

Income from Operations

     Income from operations was $27.5 million for the year ended December 31, 2000 compared to $34.2 million in 1999. This decrease is primarily the result of increased G&A and depreciation and amortization expenses.

Interest Expense

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 2000 was $3.4 million, compared to $1.7 million incurred in 1999. The increase resulted primarily from debt incurred by the Company in April 1999 and June 1999 in connection with the acquisition of the auction business and certain assets of Forke, as well as debt incurred over the past year to finance the development of additional permanent auction sites. During the year, the Company capitalized $1.1 million (1999 -- $0.9 million) of interest related to properties under development. Management anticipates that interest expense will increase further as debt is incurred to finance the development of additional permanent auction sites. See "Overview" and "Liquidity and Capital Resources".

Other Income

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the year ended December 31, 2000 was $1.3 million compared to $1.2 million in 1999.

Income Taxes

     Income taxes of $8.2 million for the year ended December 31, 2000 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 32.2% on net income for the year ended December 31, 2000 is lower than the 33.9% rate the Company experienced in 1999 primarily due to the different jurisdictions in which the Company operates and earns its income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At December 31, 2000, working capital including cash was $30.9 million, compared to $26.0 million at December 31, 1999. This increase of $4.9 million during the year is primarily a result of the reclassification of real property available for sale from capital assets to current assets partially offset by an increase in current portion of bank debt. The property is presently being marketed for sale. The increase in debt was incurred to finance the acquisition and development of certain permanent auction sites.

     Net capital expenditures by the Company during the year ended December 31, 2000 were $46.5 million as compared to $55.2 million for the year ended December 31, 1999. In 2000, the Company acquired land for use as permanent auction sites and an administrative head office and incurred related development costs in Canada and the United States. In addition, the Company continued to incur site development costs in the United States, Canada, Singapore, and the United Arab Emirates. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States. The Company expects that it will incur capital expenditures of approximately $40 million during 2001 and the first half of 2002. In subsequent years, the Company expects to incur in the range of $20 million per year in capital expenditures. Actual expenditure levels will depend on the Company's ability to identify, acquire and develop suitable auction sites.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately

                                       1-18

$97.2 million and to credit lines for funding property acquisitions of approximately $91.9 million. At December 31, 2000, the Company had bank debt of $2.1 million related to operations, and bank debt related to property acquisitions totaled $65.1 million, leaving a net credit line of $95.1 million available for operations and net credit lines of $25.7 million available for property acquisitions. See "Overview".

QUARTERLY SUMMARY (UNAUDITED)
(dollar amounts in thousands, except per share data)

                                                                                  NET INCOME PER SHARE
                                          GROSS AUCTION   AUCTION                 ---------------------
PERIOD                                        SALES       REVENUE    NET INCOME   BASIC     DILUTED(1)
------                                    -------------   --------   ----------   ------   ------------
2000
  1(st) quarter........................    $  289,928     $ 26,769    $ 3,609     $0.22       $0.21
  2(nd) quarter........................       353,354       29,570      6,109      0.36        0.36
  3(rd) quarter........................       231,550       21,554      1,503      0.09        0.09
  4(th) quarter........................       358,142       28,232      5,984      0.36        0.36
                                           ----------     --------    -------     -----       -----
                                           $1,232,974     $106,125    $17,205     $1.03       $1.02
                                           ==========     ========    =======     =====       =====
1999
  1(st) quarter........................    $  201,764     $ 18,013    $ 1,632     $0.10       $0.10
  2(nd) quarter........................       387,288       35,589     10,471      0.63        0.62
  3(rd) quarter........................       219,024       20,699      2,146      0.13        0.13
  4(th) quarter........................       362,453       30,323      8,031      0.48        0.47
                                           ----------     --------    -------     -----       -----
                                           $1,170,529     $104,624    $22,280     $1.34       $1.32
                                           ==========     ========    =======     =====       =====

---------------

(1) Diluted net income per share has been calculated in accordance with US GAAP.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenues, direct expenses, G&A expenses, and income taxes, the anticipated improvement, acquisition and development of permanent auction sites, the development of Internet-related initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; the ability of the Company to integrate the business acquired and personnel hired as a result of the Forke transaction; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 2000 filed on Form 40-F in March 2001. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                                       1-19

                                  RISK FACTORS

POTENTIAL INABILITY TO ACHIEVE AND MANAGE GROWTH

     A principal component of the Company's strategy is to continue to grow by increasing income from operations in the Company's existing markets and by expanding into new geographic markets. The Company is also assessing opportunities to expand its presence in the auction market segments that the Company has not historically emphasized. The Company's future growth will depend upon a number of factors, both within and outside of the Company's control, including the Company's identification and development of new markets; the identification and acquisition on favorable terms of suitable new auction sites and, possibly, of suitable acquisition candidates; the ability to hire, train and retain qualified personnel; the successful integration of new sites and any acquired businesses with the Company's existing operations; the acceptance by potential consignors and industrial equipment buyers of the auction process generally, as well as of the Company's expansion into new markets and market segments; the establishment and maintenance of favorable relationships with consignors and bidders in new markets and the maintenance of such relationships in existing markets; the receipt of any required governmental authorizations for proposed development or expansion; and the Company's ability to manage expansion and to obtain required financing. The failure to identify, purchase, develop and integrate new sites effectively could adversely affect the Company's financial condition and results of operations. There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets. See "The Company -- Growth Strategies" for further details.

     As a result of expanding its operations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

QUARTERLY AND SEASONAL VARIATIONS IN OPERATING RESULTS

     The Company's revenues and operating results historically have fluctuated from quarter to quarter. These fluctuations have been and are expected to continue to be caused by a number of factors, including the timing of auctions; seasonal results of operations (with peak auction revenues and operating income typically occurring in the second and fourth calendar quarters of each year, primarily due to the seasonal nature of the construction and natural resources industries); general economic conditions in the Company's markets; the timing of acquisitions and development of auction sites and related costs; and the effectiveness of integrating new sites or acquired businesses. Additionally, the Company generally incurs substantial costs in entering new markets and the profitability of operations at a new location is uncertain, in part because the number and size of auctions at new locations is more variable than at the Company's more established locations. These factors, among others, may cause the Company's results of operations in some future quarters to be below the expectations of investors or results of previous quarters, which could have a material adverse effect on the market price of the Common Shares.

POTENTIAL LOSSES FROM PRICE GUARANTEES, PURCHASES OF INVENTORY, ADVANCES BY THE COMPANY AND GUARANTEES OF CLEAR TITLE

     The Company generally offers its services to consignors of used industrial equipment on a straight commission basis. In certain circumstances the Company will, subject to its evaluation of the equipment, either (1) offer to guarantee the consignor a minimum level of gross sale proceeds, regardless of the ultimate results of the auction or (2) offer to purchase the equipment directly from the consignor and then auction such

                                       1-20
equipment as principal. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced or, if sufficiently lower, the Company would incur a loss. If auction proceeds are less than the purchase price paid by the Company, the Company would incur a loss. Because all its auctions are unreserved, the Company cannot protect itself against such losses by bidding on or acquiring any items at the auctions. In recent periods, guarantees and purchases and sales by the Company as principal have represented approximately one-third of the Company's annual gross auction sales. See "The Company -- Operations" for further details.

     Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If the Company were unable to auction the equipment or if auction proceeds were less than amounts advanced, the Company could incur a loss. See "The Company -- Operations" for further details.

     The Company guarantees that each item purchased at its auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While the Company expends considerable effort ensuring that all liens have been identified and, if necessary, dealt with prior to the auction sale, there have been instances where liens have not been properly identified or discharged and the Company has had to make payments to the relevant lienholders. If the Company is not able to recover sufficient funds from the consignors to offset the payment to the lienholders, the Company would incur a loss and such losses could be material.

ADVERSE CHANGES IN ECONOMIC CONDITIONS; INDUSTRY CYCLICALITY

     A substantial portion of the Company's revenues is derived from customers in industries that are cyclical in nature and subject to changes in general or regional economic conditions. Adverse changes or downturns in a given industry may decrease demand for related equipment and lead to lower auction revenues. Although auction sales to residents of countries or regions other than the country or region in which the auction is held have generally been increasing in recent years, approximately one-half of auction revenues are generated by same country or same region purchasers. As a result, the Company's operating results in a particular country or region may be adversely affected by events or conditions in that country or region, such as a local economic slowdown, adverse weather affecting local industries and other factors. The Company's operating results may also be adversely affected by increases in interest rates that may lead to a decline in economic activity.

RISKS OF COMPETITION

     The international industrial equipment market and the industrial equipment auction market are highly fragmented. The Company competes for potential purchasers of industrial equipment with other auction companies and with indirect competitors such as equipment manufacturers, distributors and dealers that sell new or used equipment, as well as equipment rental companies. The Company also competes for potential consignors with other auction companies and with indirect competitors such as used equipment dealers. The Company's direct competitors are primarily regional auction companies. Some of the Company's indirect competitors have significantly greater financial and marketing resources and name recognition than the Company. New competitors with greater financial and other resources than the Company may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to the Company's entry into such markets. They may also compete against the Company via Internet-based services. To the extent existing or future competitors seek to gain or retain market share by reducing commission rates, the Company may also be required to modify its commission rates, which may adversely affect the Company's results of operations and financial condition.

RISKS OF NONCOMPLIANCE WITH GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of

                                       1-21
equipment, worker safety, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with such laws, rules and regulations could result in a substantial liability to the Company, suspension or cessation of certain of the Company's operations, restrictions on the Company's ability to expand at its present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses.

     The development or expansion of auction sites is contingent upon receipt of required licenses, permits and other governmental authorizations. The inability of the Company to obtain such required items could have an adverse effect on its results of operations and financial condition. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion. Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such real estate, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that environmental contamination does not exist at the Company's acquired or leased auction sites from prior activities at such locations or from neighboring properties or that additional auction sites acquired or leased by the Company will not prove to be so contaminated. Any such contamination could materially adversely affect the Company's financial condition or results of operations.

     The Company is aware of potential restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between certain jurisdictions. If these restrictions were to materially affect the ability of customers to ship equipment to or from the Company's auction sites, the restrictions could materially adversely affect the Company's business, financial condition and results of operations.

     The imposition of additional export or import regulations or of additional duties, taxes or other charges on exports or imports could have a material adverse impact on participation in the Company's auctions by international bidders and consignors. Reduced participation by such parties could materially adversely affect the Company's business, financial condition and results of operations.

POTENTIAL INADEQUACY OF INSURANCE COVERAGE

     The Company maintains property and general liability insurance. There can be no assurance that such insurance will remain available to the Company at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Company. If the Company is liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its coverage, its business, results of operations and financial condition could be materially adversely affected.

RISKS OF INTERNATIONAL OPERATIONS

     The Company conducts auctions in North and Central America, Europe, Asia, Australia and the Middle East and intends to expand its international presence. The Company's operations in international markets may be affected by fluctuating currency exchange rates and by changing economic, political and governmental conditions and regulations.

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance and development will depend to a significant extent on the efforts and abilities of David E. Ritchie, a co-founder of the Company and its Chairman and Chief Executive Officer, and of its other executive officers, particularly C. Russell Cmolik, President and Chief Operating Officer. The loss of the services of one or more of such individuals or other senior managers could have a material adverse effect on the Company's business. The Company does not maintain key man insurance for any of its employees. The Company's ongoing success will depend on its continuing ability to attract, develop and retain skilled personnel in all areas of its business.

                                       1-22

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "RBA". The NYSE is the principal market for the Common Shares.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

                                                                                              DIRECTOR
NAME AND MUNICIPALITY OF RESIDENCE     PRINCIPAL OCCUPATION                                    SINCE
----------------------------------     --------------------                                   --------
David E. Ritchie.....................  Chief Executive Officer of the Company                   1997
Leduc, Alberta
C. Russell Cmolik(2).................  President and Chief Operating Officer of the Company     1997
Surrey, British Columbia
Peter J. Blake(1)....................  Vice President -- Finance and Chief Financial            1997
Vancouver, British Columbia            Officer of the Company
Charles E. Croft(1)(2)...............  President and Director of Falcon Pacific Financial       1998
Vancouver, British Columbia            Corp. and its subsidiaries
G. Edward Moul(1)(2).................  Director and officer of The McEmcy Company of Canada     1998
West Vancouver, British Columbia       Ltd., Peace Portal Properties Ltd. and certain other
                                       private real estate holding companies

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve until the next annual general meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE             POSITION WITH THE COMPANY
----------------------------------             -------------------------
David E. Ritchie.............................  Chief Executive Officer
Leduc, Alberta
C. Russell Cmolik............................  President and Chief Operating Officer
Surrey, British Columbia
Peter J. Blake...............................  Vice President -- Finance and Chief Financial Officer
Vancouver, British Columbia
Robert S. Armstrong..........................  Manager -- Finance and Corporate Relations, Corporate
New Westminster, British Columbia              Secretary

     As of March 15, 2001, the directors and executive officers (the executive officers are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Secretary) of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 42.0% of the outstanding Common Shares of the Company.

                                       1-23

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

          (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

          (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

          (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under
                 (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, 9200 Bridgeport Road, Richmond, British Columbia, V6X 1S1 (telephone number: (604) 273-7564).

                                       1-24

                                 EXHIBIT NO. 2

                       CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                       2-1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Ritchie Bros. Auctioneers Incorporated

     We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2000 and shareholders' equity as at December 31, 2000 and 1999 to the extent summarized in note 9 to the consolidated financial statements.

/s/ KPMG LLP
------------------------------------------------------
Chartered Accountants

Vancouver, Canada
February 16, 2001

                                       2-2

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                         YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                            2000           1999           1998
                                                        ------------   ------------   ------------
Auction revenues......................................  $   106,125    $   104,624    $    94,899
Direct expenses.......................................      (17,936)       (17,469)       (16,010)
                                                        -----------    -----------    -----------
                                                             88,189         87,155         78,889
Expenses
  Depreciation and amortization.......................        7,761          5,581          2,752
  General and administrative..........................       52,942         47,346         39,315
                                                        -----------    -----------    -----------
                                                             60,703         52,927         42,067
                                                        -----------    -----------    -----------
Income from operations................................       27,486         34,228         36,822
Other income (expenses)
  Interest expense....................................       (3,378)        (1,705)        (1,569)
  Other...............................................        1,252          1,209          3,251
                                                        -----------    -----------    -----------
                                                             (2,126)          (496)         1,682
                                                        -----------    -----------    -----------
Income before income taxes............................       25,360         33,732         38,504
Income taxes (note 8)
  Current.............................................        7,979         10,902         13,962
  Future..............................................          176            550           (292)
                                                        -----------    -----------    -----------
                                                              8,155         11,452         13,670
                                                        -----------    -----------    -----------
Net income............................................  $    17,205    $    22,280    $    24,834
                                                        ===========    ===========    ===========
Net income per share (note 1(n))
  Basic...............................................  $      1.03    $      1.34    $      1.56
  Diluted.............................................         1.01           1.31           1.54
                                                        -----------    -----------    -----------
Weighted average number of shares outstanding.........   16,743,433     16,686,595     15,918,214
                                                        ===========    ===========    ===========

                  Approved on behalf of the Board of Directors


/s/ C. RUSSELL CMOLIK                              /s/ PETER J. BLAKE
--------------------------------------------       --------------------------------------------
C. Russell Cmolik                                  Peter J. Blake
Director                                           Director

          See accompanying notes to consolidated financial statements.

                                       2-3

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
ASSETS
Current assets
  Cash and cash equivalents.................................    $ 63,435        $ 55,921
  Accounts receivable.......................................      10,565           9,645
  Inventory.................................................       9,175           3,203
  Advances against auction contracts........................          --             856
  Prepaid expenses and deposits.............................       1,234           1,221
  Income taxes recoverable..................................         911             865
  Capital assets available for sale.........................       7,305             292
                                                                --------        --------
                                                                  92,625          72,003
Capital assets (note 2).....................................     140,621         110,459
Funds committed for debt repayment (note 5)                        3,250              --
Goodwill (note 3)...........................................      30,116          31,767
Future income taxes (note 8)................................       1,741           1,917
                                                                --------        --------
                                                                $268,353        $216,146
                                                                ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Auction proceeds payable..................................    $ 23,556        $ 16,178
  Accounts payable and accrued liabilities..................      28,846          17,891
  Short-term debt (note 4)..................................       2,057           6,529
  Current bank term loans (note 5)..........................       7,309           5,425
                                                                --------        --------
                                                                  61,768          46,023
Bank term loans (note 5)....................................      57,821          35,728
                                                                --------        --------
                                                                 119,589          81,751
Shareholders' equity
  Share capital (note 6)....................................      69,132          69,130
  Additional paid-in capital (note 6(f))....................       4,332           4,332
  Retained earnings.........................................      81,257          64,052
  Foreign currency translation adjustment...................      (5,957)         (3,119)
                                                                --------        --------
                                                                 148,764         134,395
                                                                ========        ========
                                                                $268,353        $216,146
                                                                ========        ========

          See accompanying notes to consolidated financial statements.

                                       2-4

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                              FOREIGN
                                                    ADDITIONAL               CURRENCY         TOTAL
                                           SHARE     PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                          CAPITAL    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                          -------   ----------   --------   -----------   -------------
Balance, December 31, 1997..............  $10,866     $   --     $16,958      $(2,118)      $ 25,706
Net proceeds on common shares issued....   53,862         --          --           --         53,862
Net income..............................       --         --      24,834           --         24,834
Reorganization costs....................       --         --         (20)          --            (20)
Foreign currency translation
  adjustment............................       --         --          --         (210)          (210)
                                          -------     ------     -------      -------       --------
Balance, December 31, 1998..............   64,728         --      41,772       (2,328)       104,172
Net proceeds on stock options
  exercised.............................        3         --          --           --              3
Employee share compensation.............    1,344         --          --           --          1,344
Common shares issued on acquisition of
  goodwill (note 6(f))..................    3,055         --          --           --          3,055
Warrants issued on acquisition of
  goodwill (note 6(f))..................       --      4,332          --           --          4,332
Net income..............................       --         --      22,280           --         22,280
Foreign currency translation
  adjustment............................       --         --          --         (791)          (791)
                                          -------     ------     -------      -------       --------
Balance, December 31, 1999..............   69,130      4,332      64,052       (3,119)       134,395
Net proceeds on stock options
  exercised.............................        2         --          --           --              2
Net income..............................       --         --      17,205           --         17,205
Foreign currency translation
  adjustment............................       --         --          --       (2,838)        (2,838)
                                          -------     ------     -------      -------       --------
Balance, December 31, 2000..............  $69,132     $4,332     $81,257      $(5,957)      $148,764
                                          =======     ======     =======      =======       ========

          See accompanying notes to consolidated financial statements.

                                       2-5

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              2000           1999           1998
                                                          ------------   ------------   ------------
Cash and cash equivalents provided by (used in):
Operating activities:
  Net income............................................    $ 17,205       $ 22,280       $ 24,834
  Items not involving the use of cash:
     Depreciation.......................................       6,110          4,345          2,752
     Amortization of goodwill...........................       1,651          1,236             --
     Employee share compensation........................          --          1,344             --
     Future income taxes................................         176            550         (2,467)
  Changes in non-cash working capital:
     Accounts receivable................................        (920)        (2,874)           (27)
     Inventory..........................................      (5,972)          (848)         4,726
     Advances against auction contracts.................         856          4,489         (4,084)
     Prepaid expenses and deposits......................         (13)          (510)           507
     Auctions proceeds payable..........................       7,378          2,148         (3,698)
     Income taxes.......................................         (46)        (3,944)        (1,463)
     Accounts payable and accrued liabilities...........      10,955         (3,860)         4,620
     Other..............................................        (231)           (86)          (210)
                                                            --------       --------       --------
                                                              37,149         24,270         25,490
Investing activities:
  Capital asset additions...............................     (46,539)       (55,153)       (37,069)
  Acquisition of goodwill...............................          --        (25,616)            --
                                                            --------       --------       --------
                                                             (46,539)       (80,769)       (37,069)
Financing activities:
  Issuance of share capital.............................           2              3         53,862
  Bank term loans.......................................      24,624         32,268          4,208
  Short-term debt.......................................      (4,472)         6,529             --
  Reorganization costs..................................          --             --            (20)
  Funds committed for debt repayment....................      (3,250)            --             --
                                                            --------       --------       --------
                                                              16,904         38,800         58,050
                                                            --------       --------       --------
Increase (decrease) in cash and cash equivalents........       7,514        (17,699)        46,471
Cash and cash equivalents, beginning of year............      55,921         73,620         27,149
                                                            --------       --------       --------
Cash and cash equivalents, end of year..................    $ 63,435       $ 55,921       $ 73,620
                                                            ========       ========       ========
Supplemental disclosure of cash flow information:
  Interest paid, excluding interest capitalized.........    $  3,948       $  2,633       $  1,570
  Income taxes paid.....................................       8,123         14,861         16,735
  Non-cash investing activities:
     Common shares issued on acquisition of goodwill....          --          3,055             --
     Warrants issued on acquisition of goodwill.........          --          4,332             --
  Non-cash financing activities:
     Employee share compensation........................          --          1,344             --
                                                            ========       ========       ========

          See accompanying notes to consolidated financial statements.

                                       2-6

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.   SIGNIFICANT ACCOUNTING POLICIES

(a)  BASIS OF PRESENTATION

     These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)  INVENTORY

     Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)  CAPITAL ASSETS AVAILABLE FOR SALE

     Capital assets available for sale are valued at lower of cost and net realizable value.

(e)  ADVANCES AGAINST AUCTION CONTRACTS

     Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

(f)  CAPITAL ASSETS

     All capital assets are stated at cost and include capitalized interest costs on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

ASSET                                                             BASIS             RATE/TERM
-----                                                       -----------------    ---------------
Improvements............................................    straight-line               30 years
Buildings...............................................    straight-line               30 years
Automotive equipment....................................    declining balance                30%
Computer equipment......................................    declining balance                30%
Computer software.......................................    straight-line                3 years
Yard equipment..........................................    declining balance             20-30%
Office equipment........................................    declining balance                20%
Leasehold improvements..................................                         Terms of leases

                                       2-7

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.   SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

(g)  GOODWILL

     Goodwill, which represents non-identifiable intangible assets acquired, is being amortized on a straight-line basis over the expected period to be benefited, which is 20 years. The Company periodically assesses the recoverability of goodwill by determining whether the amortization of the carrying value over its remaining life can be recovered through estimated undiscounted future operating cash flows.

(h)  REVENUE RECOGNITION

     Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

(i)  INCOME TAXES

     Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the enactment date of future tax benefits. To the extent that realization of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

(j)  FOREIGN CURRENCY TRANSLATION

     The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in shareholders' equity.

     Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of income.

(k)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

                                       2-8

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.   SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

(l)  FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

(m)  CREDIT RISK

     The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

(n)  NET INCOME PER SHARE

     Net income per share has been calculated based on the weighted average number of common shares outstanding. Diluted net income per share has been calculated after giving effect to the outstanding options and warrants.

(o)  STOCK-BASED COMPENSATION

     The Company has a stock-based compensation plan, which is described in note 6(e). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(p)  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.   CAPITAL ASSETS

                                                                       ACCUMULATED        NET
DECEMBER 31, 2000                                            COST      DEPRECIATION    BOOK VALUE
-----------------                                          --------    ------------    ----------
Land and buildings under development.....................  $ 13,854      $    --        $ 13,854
Land and improvements....................................    62,291        1,755          60,536
Buildings................................................    58,639        5,011          53,628
Automotive equipment.....................................     7,821        2,839           4,982
Computer equipment.......................................     2,942        1,531           1,411
Computer software........................................     2,261          621           1,640
Yard equipment...........................................     4,317        1,802           2,515
Office equipment.........................................     3,421        1,685           1,736
Leasehold improvements...................................       520          201             319
                                                           --------      -------        --------
                                                           $156,066      $15,445        $140,621
                                                           ========      =======        ========

                                       2-9

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

2.   CAPITAL ASSETS -- (CONTINUED)

                                                                       ACCUMULATED        NET
DECEMBER 31, 1999                                            COST      DEPRECIATION    BOOK VALUE
-----------------                                          --------    ------------    ----------
Land and buildings under development.....................  $ 12,764      $     --       $ 12,764
Land and improvements....................................    48,723         1,426         47,297
Buildings................................................    43,808         3,535         40,273
Automotive equipment.....................................     6,633         2,224          4,409
Computer equipment.......................................     2,492         1,131          1,361
Computer software........................................       525           185            340
Yard equipment...........................................     3,474         1,391          2,083
Office equipment.........................................     2,999         1,329          1,670
Leasehold improvements...................................       380           118            262
                                                           --------      --------       --------
                                                           $121,798      $ 11,339       $110,459
                                                           ========      ========       ========

     During the year, interest of $1,141,007 (1999 -- $918,581) was capitalized to cost of the buildings.

3.   GOODWILL:

                                                               2000       1999
                                                              -------    -------
Goodwill....................................................  $33,003    $33,003
Accumulated amortization....................................    2,887      1,236
                                                              -------    -------
                                                              $30,116    $31,767
                                                              =======    =======

4.   SHORT-TERM DEBT

     Short-term debt consists of a draw on lines of credit in the amounts of AUD $1,900,000 and $1,000,000 with a weighted average interest rate of 8.35%.

5.   BANK TERM LOANS

                                                               2000       1999
                                                              -------    -------
Term loan of NLG 9.6 million, secured by deeds of trust on
  specific property, bearing interest at the Amsterdam
  Interbank Offered Rate plus 7/8%, due in quarterly
  instalments of NLG 125,000 including interest, with the
  final payment occurring in 2013...........................   $3,890     $4,395
Term loan, unsecured, with $25 million bearing interest at
  7.21% and $10 million bearing interest at 7.10%, due in
  minimum annual instalments of $5 million ($1.75 million
  towards principal, $3.25 million towards a sinking fund),
  with the final payment occurring in 2004..................   33,250     35,000
Term loan of AUD $2.7 million, secured by deeds of trust on
  specific property, with $1.7 million bearing interest at
  6.5% and $1 million bearing interest at the Australian
  prime rate, due in quarterly instalments of AUD $75,000,
  including interest, with final payment occurring in
  2010......................................................    1,321      1,758
Term loan, unsecured, of $5 million bearing interest at
  7.81%, due in minimum annual instalments of $250,000, with
  final payment occurring in 2005...........................    5,000         --

                                       2-10

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

5.   BANK TERM LOANS -- (CONTINUED)

                                                               2000       1999
                                                              -------    -------
Term loan, unsecured, of $5 million bearing interest at
  7.91%, due in minimum annual instalments of $250,000, with
  final payment occurring in 2005...........................    5,000         --
Term loan, unsecured, of $5 million bearing interest at
  7.91%, due in minimum annual instalments of $714,300
  ($250,000 towards principal, $464,300 towards a sinking
  fund), with the final payment occurring in 2005...........    5,000         --
Term loan, unsecured, of $5 million bearing interest at
  7.15%, due in minimum annual instalments of $714,300
  ($250,000 towards principal, $464,300 towards a sinking
  fund), with the final payment occurring in 2006...........    5,000         --
Term loan, unsecured, of CAD $10 million bearing interest at
  7.195%, due in monthly instalments of interest only, with
  the full amount of the principal due in December, 2004....    6,669         --
                                                              -------    -------
                                                               65,130     41,153
Current portion.............................................    7,309      5,425
                                                              -------    -------
                                                              $57,821    $35,728
                                                              =======    =======

     As at December 31, 2000, principal repayments including sinking fund requirements are as follows for the next five years:

2001.....................................................    $ 7,309
2002.....................................................      7,309
2003.....................................................      7,309
2004.....................................................     27,227
2005.....................................................     11,237
Thereafter...............................................      4,739
                                                             -------
                                                             $65,130
                                                             =======

6.   SHARE CAPITAL

(a)  AUTHORIZED

     Unlimited number of common shares, without par value.
     Unlimited number of senior preferred shares, without par value, issuable in series.
     Unlimited number of junior preferred shares, without par value, issuable in series.

                                       2-11

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6.   SHARE CAPITAL -- (CONTINUED)

(b)  ISSUED

Issued and outstanding, December 31, 1997...................    13,213,666
Number of common shares issued during the year ended
  December 31, 1998:
  Pursuant to an equity offering............................     3,335,000
                                                                ----------
Issued and outstanding, December 31, 1998...................    16,548,666
Number of common shares issued during the year ended
  December 31, 1999:
  For cash, pursuant to stock options exercised.............        34,598
  Employee share compensation (note 6(e))...................        50,000
  Pursuant to acquisition of goodwill (note 6(f))...........       100,000
                                                                ----------
Issued and outstanding, December 31, 1999...................    16,733,264
Number of common shares issued during the year ended
  December 31, 2000:
  For cash, pursuant to stock options exercised.............        15,299
                                                                ----------
Issued and outstanding, December 31, 2000...................    16,748,563
                                                                ==========

(c)  OPTIONS

     The Company has a stock option plan which provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 2000, there were 1,162,667 (1999 -- 1,240,667) shares authorized for grants of options under the stock option plan. Stock option activity for 1998, 1999 and 2000 is presented below:

                                                              NUMBER OF OPTIONS    WEIGHTED AVERAGE
                                                                 OUTSTANDING        EXERCISE PRICE
                                                              -----------------    ----------------
Outstanding, December 31, 1997............................         196,333              $ 0.10
  Granted.................................................          36,000               26.12
  Cancelled...............................................         (25,333)               0.10
                                                                   -------              ------
Outstanding, December 31, 1998............................         207,000                4.67
  Granted.................................................          27,000               31.23
  Cancelled...............................................          (4,166)               0.10
  Exercised...............................................         (34,598)               0.10
                                                                   -------              ------
Outstanding, December 31, 1999............................         195,236                9.20
  Granted.................................................          78,000               26.66
  Cancelled...............................................         (16,301)               5.00
  Exercised...............................................         (15,299)               0.10
                                                                   -------              ------
Outstanding, December 31, 2000............................         241,636              $15.70
                                                                   =======              ======
Exercisable, December 31, 2000............................         163,636              $ 9.89
                                                                   =======              ======

     The options outstanding at December 31, 2000 expire on dates ranging to April 26, 2010.

                                       2-12

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6.   SHARE CAPITAL -- (CONTINUED)
     The following is a summary of stock options outstanding and exercisable at December 31, 2000.

                                                           OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                                         -----------------------   ----------------------
                                                           WEIGHTED     WEIGHTED                 WEIGHTED
                                                           AVERAGE      AVERAGE                  AVERAGE
                                             NUMBER       REMAINING     EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICES                   OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
------------------------                   -----------   ------------   --------   -----------   --------
$0.10....................................    103,636         3.58        $ 0.10      103,636      $ 0.10
$26.12 -- $38.625........................    138,000         7.56        $27.41       60,000      $26.79
                                             -------                                 -------
                                             241,636                                 163,636
                                             =======                                 =======

     With respect to the options granted in 1999 and 2000, the current market price did not exceed the exercise price at the grant date, therefore, no compensation expense has been recorded.

(d)  WARRANTS

                                                                 2000       1999
                                                                -------    -------
Warrants outstanding (note 6(f))............................    400,000    400,000
                                                                =======    =======

(e)  EMPLOYEE SHARE COMPENSATION

     During 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at the market value of the common shares on the issuance date of $26.88 per share. Compensation expense of $1,344,000 has been recorded for this issuance.

(f)  ACQUISITION OF GOODWILL

     During 1999, the Company acquired non-identifiable intangible assets related to an auction business through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001. The shares have been valued using the market price of $30.55 per share and the warrants have been valued at $4,332,000 using an option pricing model.

7.   SEGMENTED INFORMATION

     The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

                                       2-13

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

7.   SEGMENTED INFORMATION -- (CONTINUED)

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                                  UNITED STATES    CANADA      OTHER     COMBINED
                                                  -------------    -------    -------    --------
Year ended December 31, 2000:
  Auction revenues..............................    $ 66,425       $18,517    $21,183    $106,125
  Capital assets and goodwill...................     109,376        30,005     31,356     170,737
Year ended December 31, 1999:
  Auction revenues..............................      64,766        17,110     22,748     104,624
  Capital assets and goodwill...................      94,662        17,463     30,101     142,226
Year ended December 31, 1998:
  Auction revenues..............................      49,747        16,105     29,047      94,899
  Capital assets................................      31,529         9,203     20,592      61,324

8.   INCOME TAXES

     Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

                                                                 2000      1999       1998
                                                                ------    -------    -------
Statutory tax rates in the United States....................       39%        39%        39%
                                                                ------    -------    -------
Expected income tax expense.................................    $9,890    $13,155    $15,017
Differences:
  Different tax rates in non-U.S. jurisdictions.............    (2,052)    (1,289)    (2,028)
  Other.....................................................       317       (414)       681
                                                                ------    -------    -------
  Actual income tax expense.................................    $8,155    $11,452    $13,670
                                                                ======    =======    =======

     Future income tax assets and liabilities are as follows:

                                                               2000      1999
                                                              ------    ------
Future income tax assets:
  Tax deductible benefit of options granted.................  $  579    $  652
  Tax deductible financing costs incurred in the course of
     the Company's initial public offering in March 1998....     880     1,305
  Unused tax losses, expiring on December 31, 2004 to
     2007...................................................   1,327       543
  Accounts payable..........................................      --        20
                                                              ------    ------
  Total future income tax assets............................   2,786     2,520
  Valuation allowance.......................................    (458)       --
                                                              ------    ------
  Net future income tax assets..............................   2,328     2,520
Future income tax liabilities arising from temporary
  differences between the tax basis of net assets and their
  carrying value:
  Capital assets............................................    (211)     (441)
  Goodwill..................................................    (376)     (162)
                                                              ------    ------
  Total future income tax liabilities.......................    (587)     (603)
                                                              ------    ------
                                                              $1,741    $1,917
                                                              ======    ======

                                       2-14

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

    (Tabular dollar amounts expressed in thousands of United States Dollars)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. Material measurement differences to these consolidated financial statements are as follows:

     Consolidated statements of net income per share:

                                                              2000     1999     1998
                                                              -----    -----    -----
Net income per share in accordance with United States GAAP:
  Basic.....................................................  $1.03    $1.34    $1.56
  Diluted...................................................   1.02     1.32     1.54
                                                              =====    =====    =====

     Consolidated statements of comprehensive net income:

                                                               2000       1999       1998
                                                              -------    -------    -------
Net income in accordance with Canadian GAAP.................  $17,205    $22,280    $24,834
Effect of differences in accounting for reorganization costs
  (note 9(a))...............................................       --         --        (20)
                                                              -------    -------    -------
Net income in accordance with United States GAAP............   17,205     22,280     24,814
Other comprehensive loss (note 9(b)):
  Foreign currency translation adjustment...................   (2,838)      (791)      (210)
                                                              -------    -------    -------
Comprehensive income in accordance with United States
  GAAP......................................................  $14,367    $21,489    $24,604
                                                              =======    =======    =======

(a)  REORGANIZATION COSTS

     In accordance with generally accepted accounting principles in Canada, costs incurred with respect to a reorganization undertaken by the Company were charged, net of tax, against equity. Under generally accepted accounting principles in the United States, such amounts are required to be charged against income.

(b)  OTHER COMPREHENSIVE LOSS

     Comprehensive loss includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, and reflected as a separate component of shareholders' equity.

                                       2-15

                                 EXHIBIT NO. 3

                   CONSENT OF KPMG LLP, CHARTERED ACCOUNTANTS

To the Board of Directors
Ritchie Bros. Auctioneers Incorporated

Dear Sirs

We consent to the use of our report dated February 16, 2001, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-65533 and No. 333-71577) on Form S-8 of Ritchie Bros. Auctioneers Incorporated.

/s/ KPMG LLP
---------------------------------------------------------
KPMG LLP
Chartered Accountants

Vancouver, Canada
March 23, 2001

                                       3-1